

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Charles Ward
Chief Financial Officer
Evolve Transition Infrastructure LP
1360 Post Oak Blvd., Suite 2400
Houston, Texas 77056

> **Re: Evolve Transition Infrastructure LP**
>   **Registration Statement on Form S-3**
>   **Filed March 19, 2021**
>   **File No. 333-254509**

Dear Mr. Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Philip Haines